UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.     )

KonaRed Corporation

(Name of Issuer)

Common Shares with par value of $0.001

(Title of Class of Securities)

50048Y104

(CUSIP Number)

Gregory Thomas Willsey

101 California Ave. #401

Santa Monica, CA 90403

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 50048Y104

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory Thomas Willsey

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒ (1)
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 96,081,469

	8	Shared Voting Power

	9	Sole Dispositive Power 74,887,027

	10	Shared Dispositive Power 21,194,442

11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,081,469

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.44% (2)

14	Type of Reporting Person (See Instructions) IN and HC

(1)

As reported in a Form 8-K filed October 30, 2017, Kona Holdings I LLC (“Kona I”) and Kona Holdings II LLC (“Kona II”) acquired Series A Preferred Stock (“Preferred Stock”) which are convertible into Common Stock of KonaRed Corporation (“KRED”) pursuant to a Series A Preferred Stock Purchase Agreement (“SPA”). Kona I also received a Warrant (“5% Warrant”) to purchase the number of shares equal to 5% of the Common Stock then outstanding (on a fully diluted basis). Mr. Willsey is the manager of Kona I. Pursuant to the SPA, Kona I has control over the Preferred Stock owned by Kona II. Mr. Scott is the manager of Kona II. Mr. Willsey was elected as a director of KRED on October 24, 2017.

(2)

As of October 24, 2017, KRED had 326,313,581 issued and outstanding common shares (assuming conversion of the Preferred Stock and exercise of the 5% Warrant).  Based on this, (a) Kona I’s direct current holding of 1,130.4 shares of Preferred Stock is currently convertible into 56,518,511 shares of Common Stock, (b) Kona II’s direct current holding of 423.9 shares of Preferred Stock is currently convertible into 21,194,442 shares of Common Stock and (c) Kona I’s 5% Warrant is currently exercisable into 18,368,516 shares of Common Stock  The percent of class represented are reported on as as-converted and as-exercised basis.  Messrs. Willsey and Scott have no direct ownership of KRED’s Common Stock.

SCHEDULE 13D

CUSIP No. 50048Y104

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kona Holdings I LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒ (1)
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 96,081,469

	8	Shared Voting Power

	9	Sole Dispositive Power 74,887,027

	10	Shared Dispositive Power 21,194,442

11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,081,469

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.44% (2)

14	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 50048Y104

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adam B. Scott

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒ (1)
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 21,194,442

	9	Sole Dispositive Power

	10	Shared Dispositive Power 21,194,442

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,194,442

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5% (2)

14	Type of Reporting Person (See Instructions) IN and IA

SCHEDULE 13D

CUSIP No. 50048Y104

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kona Holdings II LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒ (1)
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 21,194,442

	9	Sole Dispositive Power

	10	Shared Dispositive Power 21,194,442

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,194,442

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5% (2)

14	Type of Reporting Person (See Instructions) HC

Item 1.         Security and Issuer

This statement relates to Series A Preferred Stock (“Preferred Stock”) and Common Stock, with a par value of $0.001, of KonaRed Corporation (“Issuer”).  The principal executive office of Issuer is located at 101 Via Callejon, #200, San Clemente, California 92673-4230.

Item 2.                     Identity and Background

(a)                                 This statement is being filed by the following persons: Gregory Thomas Willsey (Mr. Willsey), Adam B. Scott (Mr. Scott), Kona Holdings I LLC (“Kona I”), Kona Holdings II, LLC (“Kona II”) (the “Reporting Persons”).  Mr. Willsey is the sole manager of Kona I and Mr. Scott is the sole manager of Kona II (the “Managers”).

(b)                                 Kona I and Kona II are Delaware limited liability companies with principal business offices at 101 California Av., Suite 401, Santa Monica, CA 90403.  Mr. Willsey’s business office is at 101 California Av., Suite 401, Santa Monica, CA 90403.  Mr. Scott’s business office is at 10100 Santa Monica Blvd., #300, Los Angeles, CA 90067.

(c)                                  Mr. Willsey is Founder and CEO of Venice Brands located at 101 California Av., Suite 401, Santa Monica, CA 90403 as well as Partner at Monogram Capital Partners located at 8383 Wilshire Blvd, Suite 430, Beverly Hills, CA 90211. Mr. Scott is Founder and Senior Investment Advisor at Argyle Capital Partners located at 10100 Santa Monica Blvd., #300, Los Angeles, CA 90067.  Mr. Willsey formed Kona I and Mr. Scott formed Kona II, each for the purpose of investing in Issuer.

(d)                                 None of the Managers, during the last five years, have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  None of the Managers, during the last five years, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Managers are citizens of the United States.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 10.1 hereto.  Each Reporting Person may be deemed (due to a relationship described herein or otherwise) to be a member of a group with respect to the Issuer or securities of the Issuer for purposes of Section 13(d) or 13(g) of the Act and may be deemed to beneficially own securities owned or held by each other Reporting Person. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the Issuer or any securities of the Issuer.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 3.                     Source and Amount of Funds or Other Considerations

The shares of Preferred Stock described in this Schedule 13D were acquired by Kona I and Kona II for an aggregate purchase price of $2,200,000 of which $250,000 was previously loaned to Issuer and was automatically converted into shares of Preferred Stock.  The source of funds for these purchases was capital contributions made by passive investors in Kona I and Kona II.

Item 4.                     Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons may engage in discussions (including, without limitation, through the Series A Directors (defined below)) with security holders of the Issuer and other persons with respect to the subject class of securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. Each Reporting Person plans and proposes to review and analyze such Reporting Person’s interest in the Issuer on a continuing basis and may engage in such discussions, as well as discussions with the Issuer, the Issuer’s directors and officers and other persons related to the Issuer, as such Reporting Person deems necessary or appropriate in connection with such reporting person’s interest in the Issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, each Reporting Person plans and proposes to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the issuer, derivative securities related to securities of the issuer or other securities related to the issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the Issuer, officers, directors, and security holders of the Issuer and other persons related to the Issuer with respect to Issuer-Related Securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the Issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the Issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the Issuer; (g) make a proposal or proposals to request that the Issuer and/or the security holders of the Issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer Related Securities, (ii) the Issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the Issuer, the Issuer’s board of directors, other security holders of the Issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

As reported in a Form 8-K filed October 30, 2017, Kona I and Kona II acquired Preferred Stock which are convertible into Common Stock pursuant to a Series A Preferred Stock Purchase Agreement (“SPA”). Pursuant to the SPA, Kona I and Kona II also acquired certain warrants to purchase Preferred Stock and Common Stock of Issuer based on a number of contingencies, including the following:

•                                          Warrants to purchase, at an aggregate exercise price of $250,000, a number of shares of Common Stock equal to 5% of the number of shares of Common Stock which (as of the time the warrant is exercised) are then outstanding (on a fully diluted basis).  These warrants have a scheduled 10-year term.

•                                          Warrants to purchase, for nominal consideration, Preferred Stock providing Kona I and Kona II up to an additional 12.50% of Common Stock, determined on a sliding scale to the extent that Issuer’s net sales in 2018 are less than $7,500,000.  The percentages would be calculated on a post-exercise basis assuming a pre-exercise pro forma shares count of 367,370,324 and would take into account, in the numerator, the 77,712,953 Common Stock equivalents represented by Kona I and Kona II’s initial Preferred Stock.  (These warrants would not be exercisable if Issuer’s net sales in 2018 are more than $7,500,000.)

•                                          Warrants to purchase 1,347.02 shares of Preferred Stock during the last eight months of 2018, at an exercise price of $1,633.23 per share “(Pre-Wired Warrants #1”).

•                                          Warrants to purchase 1,010.25 shares of Preferred Stock during 2019, at an exercise price of $2,177.68 per share.

•                                          Warrants to purchase, for nominal consideration, Preferred Stock maintaining Kona I and Kona II’s initial pro forma 21.15% of Issuer, exercisable if, as, when and to the extent any Common Stock is ever in the future actually issued upon any Issuer stock options and warrants which were outstanding before October 24, 2017.  The percentages would be calculated on a post-exercise basis assuming a pre-exercise pro forma shares count of 367,370,324 and would take into account, in the numerator, the 77,712,953 Common Stock equivalents represented by Kona I and Kona II’s initial Preferred Stock.

•                                          Warrants to purchase on or after May 30, 2018 (but only if Issuer is not “dark” in 2018 or 2019 due to (a) Issuer being enjoined from “going dark” or from electing to remain “dark” or (b) the Securities and Exchange Commission not allowing Issuer to amend all its open Securities Act registration statements before December 31, 2017 in order to deregister all remaining unsold shares under such open Securities Act registration statements), for nominal consideration, a number of shares of Preferred Stock representing (on an as-if-converted basis) 5% of the number of shares of  Common Stock which (as of the time the warrant is exercised) are then outstanding (on a fully diluted basis).

•                                          Warrants to purchase Preferred Stock, at an aggregate exercise price equal to the dollar amount of any settlements ever paid for breach of contract claims arising from the Company “going dark” or electing to remain “dark” and at an exercise price per share of $1,388.24.

The Reporting Persons intend to acquire such additional securities of Issuer if the applicable warrant contingencies are met.

Pursuant to the SPA, Kona II irrevocably agreed that any notice, action, election, waiver or consent given or done by Kona I with respect to the subject securities will be deemed to have been given or done on behalf of Kona II as well.  Kona II further agreed that it will not in its own name give or do any notice, action, election, waiver or consent but instead stand aside and let Kona I take such actions on its behalf.

Issuer and Kona I and Kona II also entered into an Investor Rights Agreement dated October 24, 2017, pursuant to which Kona I and Kona II received demand and piggyback registration rights and Issuer agreed to pay Kona I a financial consulting fee of $50,000 per year beginning April 24, 2018 (increasing to $75,000 per year after Issuer achieves net sales of at least $7,000,000 in a calendar year).  Kona I intends to provide consulting services to Issuer.

Issuer, Kona I, Kona II and directors Shaun Roberts, Kyle Redfield and Gonzalo Camet (in their individual capacity) also entered into a Stockholders Agreement dated October 24, 2017 (“Stockholders Agreement”), pursuant to which the individuals subjected their Common Stock to a right of first refusal in favor of Kona I and Kona II and to a drag-along right.  In addition, the individuals agreed to, if the Pre-Wired Warrants #1 are exercised for at least $2,000,000, thereafter vote their Common Stock, on all matters other than Director elections, as directed by Kona I.  Also, Kona I, Kona II and the individuals agreed not to vote any of their Issuer stock for any person as a swing director except a person who has substantial beverage industry experience and connections, is not affiliated with the Reporting Persons, is not otherwise affiliated with Issuer or any of its officers or directors, is (and continues to be) recommended by a majority of the current directors, is reasonably acceptable to Kona I and is reasonably acceptable to a majority in interest of the three individuals (provided, that if the Pre-Wired Warrants #1 are exercised for at least $2,000,000, thereafter it would be permissible for the swing director to be a person affiliated with the Reporting Persons so long as such person meets such other qualifications).

As reported in a Form 8-K filed October 30, 2017, the SPA required certain actions by Issuer, including amending its articles of incorporation to provide certain rights to the holders of Preferred Stock which includes a preference on dividends, a distribution preference upon a liquidation, the right to nominate directors and significant protective provisions such as veto rights on certain material actions by Issuer.   Issuer created the Preferred Stock by filing a Certificate of Designation with the Nevada Secretary of State on October 24, 2017.  The Certificate of Designation provide that no dividends or distributions shall be declared or paid on the Common Stock unless and until the Preferred Stock has received an aggregate dividends and distributions total of $1,415.4661 per share of Preferred Stock; thereafter, any dividends and distributions shall be paid pro rata to the outstanding shares of Common Stock and (on an as-if-converted basis) Preferred Stock and the Series B Preferred Stock.  Shares of each Preferred Stock have a liquidation preference of $1,415.4661 (less dividends previously received) per share, plus full participation rights.

As of the date of this filing, the Reporting Persons have the right to nominate four directors (the “Series A Director”) to serve on the Issuer’s board of directors, which currently consists of nine directors, including the Reporting Persons’ nominees. Mr. Willsey, the Reporting Persons’ nominee, was first elected to the

Issuer’s board of directors on October 24, 2017.  Incumbent directors Mark Masten, Brad Paris and Jim Tonkin were designated as Series A Directors.  The Reporting Persons may replace the Series A Directors in the future.

It was a condition to the closing of the SPA that Issuer terminate the registration of its Common Stock class under the Securities Exchange Act and suspend its Securities Exchange Act and Securities Act reporting obligations.  Issuer also committed to amend all its open Securities Act registration statements before December 31, 2017 in order to deregister all remaining unsold shares under such open Securities Act registration statements, thereby ensuring that Issuer’s obligations to file periodic and current reports with the Securities and Exchange Commission will be suspended for 2018 and future years.  This process is known as “going dark”.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  However, each Reporting Person may, at any time and from time to time, plan or propose to effect or cause an action or actions relating to or resulting in one or more of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5.                     Interest in Securities of the Issuer

(a)                           As of the date hereof, (i) Mr. Willsey, because of his position as Manager of Kona I, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 96,081,469 shares of Common Stock or 29.44% of the issued and outstanding shares of Common Stock of Issuer, on an as-converted basis, (ii) Kona I, through its direct ownership and because of its contractual arrangements with Kona II, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 96,081,469 shares of Common Stock or 29.44% of the issued and outstanding shares of Common Stock of Issuer, on an as-converted basis, (iii) Mr. Scott, because of his position as Manager of Kona II, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 21,194,442 shares of Common Stock or 6.5% of the issued and outstanding shares of Common Stock of Issuer, on an as-converted basis, and (iv) Kona II beneficially owns 21,194,442 shares of Common Stock or 6.5% of the issued and outstanding shares of Common Stock of Issuer, on an as-converted basis.

(b)                           Mr. Willsey, in his capacity as Manager of Kona I, has the sole power to vote or direct the vote of 96,081,469 shares of Common Stock and the sole power to dispose or direct the disposition of 74,887,027 shares of Common Stock and the share power to dispose of or direct the disposition of 21,194,442.  Mr. Scott, in his capacity as Manager of Kona II, has the shared power to dispose or direct disposition of 21,194,442 shares of Common Stock (all on an as-converted basis).

(On October 24, 2017, Kona I was issued a warrant to acquire 5% of the issued and outstanding shares of Common Stock (on a fully diluted basis) at an exercise price of $250,000.  This warrant has a 10 year term)

(c)                            October 24, 2017, Kona I acquired 1,130.4 shares of Preferred Stock that are currently convertible into 56,518,511 shares of Common Stock at $0.02831 per share. October 24, 2017 Kona II acquired 423.9 shares of Preferred Stock that are currently convertible into 21,194,442 shares of Common Stock at $0.02831 per share.  The price per share are reported on as as-converted basis.   On October 24, 2017, Kona I was issued a warrant to acquire 5% of the issued and outstanding shares of Common Stock (on a fully diluted basis) at an exercise price of $250,000, which is currently exercisable for 18,368,516 shares of Common Stock.

(d)                           The investor of Kona I, Monogram Capital Partners I, L.P., and the individual investors of Kona II, have the right to receive proceeds from their investment in Issuer.

(e)                            Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

The foregoing descriptions of the SPA, Stockholders Agreement, Investors Rights Agreement and Certificate of Designation do not purport to be complete and are qualified in their entirety by reference to the full texts of such agreements which are filed as Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively, hereto and which are incorporate herein by reference

Item 7.                     Material to be Filed as Exhibits

Exhibit 10.1                              Joint Filing Agreement dated October 6, 2017

Exhibit 10.2                              Series A Stock Purchase Agreement dated October 24, 2017

Exhibit 10.3                              Stockholders Agreement dated October 24, 2017

Exhibit 10.4                              Investor Rights Agreement dated October 24, 2017

Exhibit 10.5                              Certificate of Designation of Series A Preferred Stock (attached as an exhibit to current report Form 8-K of KonaRed Corporation, filed on October 30, 2017 and incorporated herein by reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2017
Dated

/s/ Gregory Thomas Willsey
Signature

Gregory Thomas Willsey
Name/Title

November 6, 2017
Dated

KONA HOLDINGS I LLC

/s/ Gregory Thomas Willsey
Signature

Gregory Thomas Willsey, Manager
Name/Title

November 6, 2017
Dated

/s/ Adam B. Scott
Signature

Adam B. Scott
Name/Title

November 6, 2017
Dated

KONA HOLDINGS II LLC

/s/ Adam B. Scott
Signature

Adam B. Scott, Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 10.1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: November 6, 2017

Gregory Thomas Willsey

/s/ Gregory Thomas Willsey

KONA HOLDINGS I, LLC

By:	/s/ Gregory Thomas Willsey
Its Manager

Adam B. Scott

/s/ Adam B. Scott

KONA HOLDINGS II, LLC

/s/ Adam B. Scott
Its Manager

Exhibit 10.2                              Series A Stock Purchase Agreement dated October 24, 2017

Exhibit 10.3                              Stockholders Agreement dated October 24, 2017

Exhibit 10.4                              Investor Rights Agreement dated October 24, 2017